Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 18, 2019

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	CRONOS GROUP INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual Meeting Meeting of Security Holders for the subject issuer:

1	ISIN:	CA22717L1013

	CUSIP:	22717L101

2	Date Fixed for the Meeting:	June 19, 2019

3	Record Date for Notice:	May 13, 2019

4	Record Date for Voting:	May 13, 2019

5	Beneficial Ownership Determination Date:	May 13, 2019

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual Meeting

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

" Christopher de Lima "

Senior Relationship Manager

Christopher.delima@tmx.com

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